[Letterhead of Sanders Morris Harris Group Inc.]

December 15, 2008

BY FAX AND EDGAR

(703) 813-6968

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Ms. Pamela A. Long

RE:	Sanders Morris Harris Group Inc.
Registration Statement on Form S-3 (File No. 333-155455)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sanders Morris Harris Group Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Washington, D.C. time, on Wednesday, December 17, 2008, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SANDERS MORRIS HARRIS GROUP INC.

/s/ John T. Unger
Senior Vice President and General Counsel